SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 14D-1
                             (AMENDMENT NO. 2)
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                                SCHEDULE 13D
                             (AMENDMENT NO. 4)


                                CONRAIL INC.
                         (Name of Subject Company)


                        NORFOLK SOUTHERN CORPORATION
                      ATLANTIC ACQUISITION CORPORATION
                                 (Bidders)


                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (Title of Class of Securities)


                                208368 10 0
                   (CUSIP Number of Class of Securities)


                      SERIES A ESOP CONVERTIBLE JUNIOR
                     PREFERRED STOCK, WITHOUT PAR VALUE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (Title of Class of Securities)


                               NOT AVAILABLE
                   (CUSIP Number of Class of Securities)


                            JAMES C. BISHOP, JR.
                        EXECUTIVE VICE PRESIDENT-LAW
                        NORFOLK SOUTHERN CORPORATION
                           THREE COMMERCIAL PLACE
                        NORFOLK, VIRGINIA 23510-2191
                         TELEPHONE: (757) 629-2750
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)


                              with a copy to:

                           RANDALL H. DOUD, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000



      This Amendment amends the combined Tender Offer Statement on Schedule 14D-1 initially filed on February 12, 1997, as amended, and the Schedule 13D initially filed on February 5, 1997, as amended (the "Combined Statement"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together constitute the "Second Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase or the Combined Statement.

ITEM 10.  ADDITIONAL INFORMATION.

      Item 10 is hereby amended and supplemented by the following:

      (e) On February 18, 1997, the District Court approved and entered a Supplemental Consent Order, agreed to by Parent, Purchaser, the Commissioner of the Pennsylvania Securities Commission, the Attorney General of the Commonwealth of Pennsylvania and the Company extending the November 8, 1996 Consent Order enjoining enforcement of the Pennsylvania Takeover Disclosure Law to the Second Offer.

          On February 21, 1997, Parent and Norfolk Southern Railway Company submitted a Preliminary Environmental Report to the STB's Section of Environmental Analysis, relating to Parent's proposed acquisition of control of the Company and Consolidated Rail Corporation.

 ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended and supplemented by the following:

      (a)(9)    Press Release issued by Parent on February 21, 1997.




                                   SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 1997

                                    NORFOLK SOUTHERN CORPORATION

                                    By: /s/ JAMES C. BISHOP, JR.
                                       --------------------------------
                                    Name:   James C. Bishop, Jr.
                                    Title:  Executive Vice President-Law


                                    ATLANTIC ACQUISITION CORPORATION

                                    By: /s/ JAMES C. BISHOP, JR.
                                       ---------------------------------
                                    Name:   James C. Bishop, Jr.
                                    Title:  Vice President and General
                                              Counsel



                                 EXHIBIT INDEX

Exhibit
Number                  Description
-------                 -----------
(a)(9)            Press Release issued by Parent on February 21, 1997.